GROUP FINANCE & CONTROL

Hans van Barneveld

Group Controller

P.O. Box 1800, 1000 BV Amsterdam

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Department

F&C/Fin Acc & Reporting

Location

IH 05.168

By EDGAR, “CORRESP” Designation

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-14642)	Date
January 23, 2014

Dear Ms. Blye,

We are writing on behalf of ING Groep N.V. (“ING” or the “Company”) in response to the comments contained in the December 24, 2013 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Form 20-F for the fiscal year ended December 31, 2012 filed on March 22, 2013 (the “2012 Form 20-F”).

We appreciate the Staff’s careful review of our 2012 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comment as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amstelveenseweg 500, Amsterdam T (020) 541 85 10 F (020) 541 85 00 E hans.van.barneveld@ing.com	www.ing.com ING Bank N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

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Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33-1-7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ J.H. van Barneveld
J.H. van Barneveld

cc:	Pradip Bhaumik

Jeffrey Riedler

(Securities and Exchange Commission)

William D. Torchiana

Joram M. Lietaert Peerbolte

(Sullivan & Cromwell LLP)

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General

1.	It appears from the disclosure on page F-186 of your Form 20-F that you continue to have residual commitments related to Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated June 2, 2011. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

R:	As indicated on page F-186 of ING’s 2012 Form 20-F, ING has certain legacy commitments with some of the referenced countries, all of which were entered into before 2007 when ING adopted its existing sanctions policy. With the exception of three legacy loans [***], none of these commitments is to a government of these countries or an entity controlled by such a government. ING continues to explore avenues to obtain release from or otherwise wind down all of these legacy commitments.

Since our letter dated June 2, 2011, ING continues to have in place a policy that prohibits all entities in the Group from entering into any new business in certain countries, including Cuba, Sudan, and Syria, and requires them to run off business in these countries. Any new business in Cuba, Sudan or Syria represents a violation of this policy and has to be reported internally to Compliance. No such new business has been reported since June 2, 2011. Any contacts since then with the governments of these countries, or entities controlled by these governments, over this period have been limited to technical discussions regarding the possibility of ING exiting these legacy commitments.

2.	Please discuss the materiality of your contacts with Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria. In this regard, we are aware of a news report regarding the June 2012 vote of the majority of shareholders in the ING Emerging Countries Fund in favor of a resolution that sought to prevent the fund from holding investments in companies that substantially contribute to alleged genocide or crimes against humanity, and identified Sudan as such a country.

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R:	We do not believe ING’s legacy positions involving Cuba, Sudan and Syria are material for our investors. The following chart shows the value of these positions as of the end of 2010, 2011, and 2012. The table is generally based on the same methodology used in presenting such data in the Company’s responses to prior Staff comments on this topic, beginning with those concerning the Company’s 2005 Form 20-F. All amounts were recorded by ING in euros.

	2010		2011		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Syria	[***]	—	[***]	—	[***]	—
Cuba	[***]	—	[***]	—	[***]	—
Sudan	—	—	—	—	—	—
Total	[***]	—	[***]	—	[***]	—
% of Total ING Assets	0.0014%	—	0.0010%	—	0.0008%	—

As the chart shows, these positions represented a miniscule portion of the value of ING’s total assets, based on the value of total assets reported by ING in its Form 20-F for each of the years 2010, 2011 and 2012. The table does not show revenues, because ING did not realize any revenues from these positions during this period. The above table refers to North Sudan. In South Sudan, ING had liabilities of less than [***] in each of the years noted.

As noted in its 2012 Form 20-F, ING has stated that it intends to run down its existing commitments to these countries. The above table demonstrates that ING has continued to pursue this policy. Given ING’s policy regarding these countries, and the extremely low level of existing commitments involving these countries, ING does not believe that its contacts with such countries constitute a material investment risk for its security holders.

3.	We note the June 12, 2012 press releases by the U.S. Department of the Treasury, the U.S. Department of Justice, and the New York County District Attorney’s Office, as well as the press release you filed under cover of Form 6-K on June 13, 2012, regarding your payment of $619 million in penalties and forfeiture as part of a settlement with those agencies of charges alleging repeated violations of U.S. economic sanctions regulations relating to Cuba and Iran. We also note a June 2012 article reporting an analyst’s characterization of the “reputational penalty” associated with the settlement as an “‘obvious negative’” for you. Please discuss for us the actual and potential impact on your reputation and share value of your settlement with the referenced agencies.

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R:	The Company first notes that, under its Deferred Prosecution Agreements with the U.S. Department of Justice and the District Attorney for the County of New York (copies of which were previously filed as Exhibits to ING’s Form 20-F), ING Bank agreed that it would not “make any public statement contradicting, excusing, or justifying any statement of fact contained in the Factual Statement” contained in the two agreements. ING wishes to make it clear that, in this letter, it is responding solely to the Staff’s comments regarding the materiality to investors of the penalties paid in connection with such Agreements, and ING’s response is not in any way intended to contradict, excuse, or justify any statement contained in the relevant Factual Statements.

As stated in the Company’s press release dated June 12, 2012, the violations that took place until 2007 are serious and unacceptable. As such they are bad for our reputation. The exact impact on our reputation is hard to measure. ING has not observed any measurable impact upon its share value resulting from the penalty referred to in the Staff’s comment. The closing price of ING ADRs on June 11, 2012, before the penalty was announced, was $5.98, and as of January 17, 2014 was $14.61.

All of the incidents that gave rise to the penalty occurred well in the past, with the most recent identified in the Settlement Agreement with the Office of Foreign Assets Control happening in 2006. Following its discovery of these practices, ING adopted a formal sanctions policy in 2007, and implemented a variety of measures aimed to prevent such occurrences in the future. ING believes it has completed all actions required by its various settlement agreements with the US government and the State of New York that arose out of these incidents.